Mail Stop 3561

May 11, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Michael C. Malota
Chief Financial Officer
Two Broadway
Hamden, Connecticut 06518

     Re: **Host America Corporation**
             Form 10-K for the year ended June 30, 2006
             Filed November 21, 2006
             File No. 000-16196

Dear Mr. Malota:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

           Sincerely,

           Linda Cvrkel
           Branch Chief